301 E. Fourth St., Cincinnati, OH 45202	Your Great American Insurance Policy®

Fidelity / Crime

0790FIC (01/20) © 2020 Great American Insurance Company

800-545-4269 GAIG.com

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IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department

Great American Insurance Group

Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860)688-8188 fax

CrimeClaims@gaig.com

S D M - 6 8 3 (Ed. 0 8 / 1 4 )

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FI 75 10 (Ed. 11/16)

INVESTMENT COMPANY BOND
GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)
DECLARATIONS	Bond No. FS 3147982 12 01

Item 1. Name of Insured (herein called Insured): Voya Family of Funds
Principal Address:	7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258

Item 2. Bond Period: from 12:01 a.m. on 03/31/2023 to 03/31/2024 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,
Amount applicable to
	Limit of Liability	Deductible
Insuring Agreement (A)-Fidelity	$40,000,000	$0
Insuring Agreement (B)-On Premises	$40,000,000	$25,000
Insuring Agreement (C)-In Transit	$40,000,000	$25,000
Insuring Agreement (D)-Forgery or Alteration	$40,000,000	$25,000
Insuring Agreement (E)-Securities	$40,000,000	$25,000
Insuring Agreement (F)-Counterfeit Currency	$40,000,000	$25,000
Insuring Agreement (G)-Stop Payment	$250,000	$5,000
Insuring Agreement (H)-Uncollectible Items of Deposit	$250,000	$5,000
Insuring Agreement (I)-Audit Expense	$250,000	$5,000
Insuring Agreement (J)-Telefacsimile Transmissions	$40,000,000	$25,000
Insuring Agreement (K)-Unauthorized Signatures	$250,000	$5,000
Optional Insuring Agreements and Coverages
Insuring Agreement (L)-Computer Systems	$40,000,000	$25,000
Insuring Agreement (M)-Automated Phone Systems	$40,000,000	$25,000
Insuring Agreement (N)-Fraudulent Transfer Instructions	$40,000,000	$25,000
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If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 3147982 12

such termination or cancellation to be effective as of the time this Bond becomes effective.

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FI 7 5 11 (Ed. 08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration o f an agreed premium, and subject t o the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms o f this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof t o which an amount o f insurance is applicable as set f o r t h in Item 3 o f the Declarations and with respect t o loss sustained by the Insured at any time but discovered during the Bond period, t o indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)Loss resulting f r o m any dishonest o r f r a u d u - lent act(s), including Larceny o r Embezzlement committed by an Employee, committed a n y - where and whether committed alone o r in collusion with others, including loss o f P r o p - erty resulting f r o m such acts o f an Employee, which Property is held by the Insured f o r any purpose o r in any capacity and whether so held gratuitously o r not and whether o r not the Insured is liable therefor.

Dishonest o r fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest o r fraudulent act(s) committed by such E m - ployee with the manifest intent:

(a)t o cause the Insured t o sustain such loss; and

(b)t o obtain financial benefit f o r the E m - ployee, o r f o r any other person o r o r - ganization intended by the Employee t o receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, p r o f i t sharing, pensions o r other employee benefits earned in the normal course o f employment.

ON PREMISES

(B)Loss o f Property (occurring with o r without negligence o r violence) through robbery, b u r - glary, Larceny, theft, holdup, o r other f r a u d u -

lent means, misplacement, mysterious u n e x - plainable disappearance, damage thereto o r destruction thereof, abstraction o r removal f r o m the possession, custody o r control o f the Insured, and loss o f subscription, c o n v e r - sion, redemption o r deposit privileges through the misplacement o r loss o f Property, while the Property is (or is supposed o r believed by the Insured t o be) lodged o r deposited within any o f f i c e s o r premises located anywhere, except in an o f f i c e listed in Item 4 o f the Declarations o r amendment thereof o r in the mail o r with a carrier f o r hire other than an armored m o t o r vehicle company, f o r the p u r - pose o f transportation.

Offices and Equipment

(1)Loss o f o r damage t o furnishings, f i x - tures, stationary, supplies o r equipment, within any o f the Insured'so f f i c e s c o v - ered under this Bond caused by Larceny

o r theft	in,	o r by burglary, robbery o r
hold-up	o f	such o f f i c e , o r attempt

thereat, o r by vandalism o r malicious m i s - chief; o r

(2)loss through damage t o any such o f f i c e by Larceny o r theft in, o r by burglary, r o b - bery o r hold-up o f such o f f i c e o r attempt thereat.

IN TRANSIT

(C)Loss o f Property (occurring with o r without negligence o r violence) through robbery, L a r - ceny, theft, hold-up, misplacement, m y s t e r i - ous unexplainable disappearance, being lost o r otherwise made away with, damage thereto o r destruction thereof, and loss o f subscription, conversion, redemption o r deposit privileges through the misplacement o r loss o f Property, while the Property is in transit anywhere in the custody o f any person o r persons acting as messenger, except while in the mail o r with a carrier f o r hire, other than an armored m o t o r vehicle company, f o r the purpose o f t r a n s - portation, such transit t o begin immediately upon receipt o f such Property by the t r a n s - porting person o r persons, and t o end i m m e - diately upon delivery thereof at destination.

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FORGERY OR ALTERATION

(D)Loss through FORGERY o r ALTERATION o f , on o r in any bills o f exchange, checks, drafts, acceptances, certificates o f deposit, p r o m i s - sory notes, o r other written promises, orders o r directions t o pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters o f credit, w r i t - ten instructions, advices o r applications d i - rected t o the Insured, authorizing o r a c k n o w l - edging the transfer, payment, delivery o r r e -

ceipt o f funds o r Property, which instructions o r advices o r applications purport t o have been signed o r endorsed by any customer o f the Insured, shareholder o r subscriber t o shares, whether certificated o r uncertificated, o f any Investment Company o r by any financial o r banking institution o r s t o c k - b r o k e r but which instructions, advices o r applications e i - ther bear the f o r g e d signature o r Endorse- ment o r have been altered without the k n o w l - edge and consent o f such customer, shareholder o r subscriber t o shares, whether certificated o r uncertificated, o f an Invest- ment Company, financial o r banking institution o r stockbroker, withdrawal orders o r receipts

f o r	the	withdrawal o f	funds		o r Property,		o r
receipts		o r certificates	o f	deposit		f o r P r o p -
erty	and	bearing the name		o f	the	Insured	as

issuer, o r o f another Investment Company f o r which the Insured acts as agent, excluding, however, any loss covered under Insuring

Agreement (F) hereof whether o r	not c o v -
erage f o r Insuring Agreement (F) is	provided
f o r in the Declarations o f this Bond.

Any check o r draft (a) made payable t o a fictitious payee and endorsed in the name o f such fictitious payee o r (b) procured in a transaction with the maker o r drawer thereof o r with one acting as an agent o f such maker o r drawer o r anyone impersonating another and made o r drawn payable t o the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed t o be f o r g e d as t o such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures.

SECURITIES

(E)Loss sustained by the Insured, including loss sustained by reason o f a violation o f the c o n - stitution, by-laws, rules o r regulations o f any

Self Regulatory Organization o f which the I n - sured is a member o r which would have been imposed upon the Insured by the constitution, by-laws, rules o r regulations o f any Self Regulatory Organization i f the Insured had been a member thereof,

(1)through the Insured'shaving, in good faith and in the course o f business, whether f o r its o w n account o r f o r the account o f others, in any representative, fiduciary, agency o r any other capacity, either g r a - tuitously o r otherwise, purchased o r o t h - erwise acquired, accepted o r received, o r sold o r delivered, o r given any value, e x - tended any credit o r assumed any liability, on the faith o f , o r otherwise acted upon, any securities, documents o r other written instruments which prove t o have been

(a)counterfeited, o r

(b)f o r g e d as t o the signature o f any maker, drawer, issuer, endorser, a s - signor, lessee, transfer agent o r r e g i s - trar, acceptor, surety o r guarantor o r as t o the signature o f any person signing in any other capacity, o r

(c)raised o r otherwise altered, o r lost, o r stolen, o r

(2)through the Insured'shaving, in good faith

and in the course o f business,	guaranteed
in writing o r witnessed any	signatures

whether f o r valuable consideration o r not and whether o r not such guaranteeing o r witnessing is ultra vires the Insured, upon any transfers, assignments, bills o f sale, p o w e r s o f attorney, guarantees, Endorse- ments o r other obligations upon o r in connection with any securities, documents o r other written instruments and which pass o r purport t o pass title t o such s e - curities, documents o r other written i n - struments; EXCLUDING, losses caused by FORGERY o r ALTERATION o f , on o r in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents o r other written instru- ments shall be deemed t o mean original (in- cluding original counterparts) negotiable o r non-negotiable agreements which in and o f themselves represent an equitable interest, ownership, o r debt, including an assignment thereof which instruments are in the ordinary

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course	o f business,	transferable by delivery
o f such	agreements	with any necessary E n -

dorsement o r assignment.

The w o r d "counterfeited" as used in this I n - suring Agreement shall be deemed t o mean any security, document o r other written i n - strument which is intended t o deceive and t o be taken f o r an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures.

COUNTERFEIT CURRENCY

(F) Loss	through	the	receipt by the	Insured, in
good	faith, o f	any	counterfeited	money	o r -
ders o r altered paper currencies				o r coin	o f
the United States o f America o r Canada issued
o r purporting t o have been issued by the
United States o f America o r Canada o r issued
pursuant t o a		United States o f		America	o r

Canadian statute f o r use as currency.

STOP PAYMENT

(G)Loss against any and all sums which the I n - sured shall become obligated t o pay by reason o f the Liability imposed upon the Insured by law f o r damages:

For having either complied with o r failed t o comply with any written notice o f any c u s - tomer, shareholder o r subscriber o f the I n - sured o r any Authorized Representative o f such customer, shareholder o r subscriber t o stop payment o f any check o r draft made o r drawn by such customer, shareholder o r s u b - scriber o r any Authorized Representative o f such customer, shareholder o r subscriber, o r

For having refused t o pay any check o r draft made o r drawn by any customer, shareholder o r subscriber o f the Insured, o r any A u t h o - rized Representative o f such customer, shareholder o r Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)Loss resulting f r o m payments o f dividends o r fund shares, o r withdrawals permitted f r o m any customer's,shareholder'so r subscriber's account based upon Uncollectible items o f Deposit o f a customer, shareholder o r s u b - scriber credited by the Insured o r the I n - sured's agent t o such customer's, sharehol- der'so r subscriber'sMutual Fund Account: o r loss resulting f r o m any item o f Deposit p r o - cessed through an Automated Clearing House which is reversed by the customer, sharehol- der o r subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not t o exceed 15% o f the Uncollectible items which are deposited.

This Insuring Agreement applies t o all Mutual Funds with "exchange privileges" i f all Fund(s) in the exchange program are insured by a Great American Insurance Company o f C i n - cinnati, OH f o r Uncollectible Items o f Deposit. Regardless o f the number o f transactions b e - tween Fund(s) the minimum number o f days o f deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin f r o m the date a deposit was f i r s t c r e d - ited t o any Insured Fund(s).

AUDIT EXPENSE

(I) Expense incurred by the Insured f o r that part o f the costs o f audits o r examinations r e - quired by any governmental regulatory a u - thority t o be conducted either by such a u - thority o r by an independent accountant by reason o f the discovery o f loss sustained by the Insured through any dishonest o r fradulent act(s), including Larceny o r Embezzlement o f any o f the Employees. The total liability o f the Underwriter f o r such expense by reason o f such acts o f any Employee o r in which such Employee is concerned o r implicated o r with respect t o any one audit o r examination is limited t o the amount stated opposite Audit Expense in Item 3 o f the Declarations; it being understood, however, that such expense shall be deemed t o be a loss sustained by the Insured through any dishonest o r fraudulent act(s), including Larceny o r Embezzlement o f one o r more o f the Employees and the liability under this paragraph shall be in addition t o the Limit o f Liability stated in Insuring Agreement

(A)in Item 3 o f the Declarations.

TELEFACSIMILE TRANSMISSIONS

(J)Loss resulting by reason o f the Insured having transferred, paid o r delivered any funds o r Property, established any credit, debited any account, o r given any value relying on any fraudulent instructions sent by a customer o r financial institution by Telefacsimile Transmis- sion directed t o the Insured, authorizing o r

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acknowledging the transfer, payment, o r d e - livery o f funds o r property, the establishment o f a credit, debiting o f any account, o r the giving o f value by the Insured, but only i f such telefacsimile instructions:

(1)bear a valid test key exchanged between the Insured and a customer o r another financial institution with authority t o use such test key f o r Telefacsimile instruc- tions in the ordinary course o f business, but which test key has been wrongfully obtained by a person w h o was not a u - thorized t o initiate, make, validate o r a u - thenticate a test key arrangement; and

(2)fraudulently purport t o have been sent by such customer o r financial institution, but which telefacsimile instructions are t r a n s -

mitted without the knowledge o r consent o f such customer o r financial institution by a person other than such customer o r f i - nancial institution and which bear a f o r g e d signature.

"Telefacsimile" means a system o f t r a n s - mitting written documents by electronic signals over telephone lines t o equipment maintained by the Insured within its c o m - munication r o o m f o r the purposes o f r e - producing a copy o f said document. It does not mean electronic communication sent by Telex, TWC, o r electronic mail, o r Automated Clearing House.

UNAUTHORIZED SIGNATURES

(K)Loss resulting directly f r o m the Insured having accepted, paid o r cashed any check o r w i t h - drawal order, draft, made o r drawn on a c u s - tomer'saccount which bears the signature o r Endorsement o f one other than a person whose name and signature is on the applica- tion on file with the Insured as a signatory on such account.

It shall be a condition precedent to the I n - sured'sright to recovery under this Insuring Agreement that the Insured shall have on file signatures o f all persons who are a u - thorized signatories on such account.

GENERAL AGREEMENTS

(A)ADDITIONAL OFFICES OR EMPLOYEES- C O N - SOLIDATION OR MERGER-NOTICE

(1) If the Insured shall,		while this	Bond is in
force,	establish any	additional	o f f i c e	o r
offices,	such o f f i c e	o r o f f i c e s shall		be
automatically covered hereunder f r o m the
dates o f their establishment, respectively.
No notice t o the Underwriter			o f an	i n -
crease during any premium period in the
number	o f	o f f i c e s o r in the	number	o f
Employees	at any o f	the o f f i c e s covered
hereunder need be given and no additional
premium need be paid f o r the			remainder
o f such premium period.

(2) If an Investment Company, named as I n - sured herein, shall, while this Bond is in force, merge o r consolidate with, o r p u r - chase the assets o f another institution, coverage f o r such acquisition shall apply automatically f r o m the date o f acquisition. The Insured shall notify the Underwriter o f such acquisition within 6 0 days o f said date, and an additional premium shall be computed only i f such acquisition involves additional o f f i c e s o r employees.

WARRANTY

(B)No statement made by o r on behalf o f the Insured, whether contained in the application o r otherwise, shall be deemed t o be a w a r - ranty o f anything except that it is true t o the best o f the knowledge and belief o f the p e r - son making the statement.

COURT COSTS AND ATTORNEYS'FEES (Applicable t o all Insuring Agreements o r C o v - erages n o w o r hereafter forming part o f this Bond)

(C)The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in d e - fense, whether o r not successful, whether o r not fully litigated on the merits and whether o r not settled o f any suit o r legal proceeding brought against the Insured t o enforce the lnsured'sliability o r alleged liability on account

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o f any loss, claim o r damage which, i f estab- lished against the Insured, would constitute a loss sustained by the Insured covered under the terms o f this Bond provided, however, that with respect t o Insuring Agreement (A) this indemnity shall apply only in the event that

(1)an Employee admits t o being guilty o f any dishonest o r fraudulent act(s), including Larceny o r Embezzlement; o r

(2)an Employee is adjudicated t o be guilty o f any dishonest o r fraudulent act(s), including Larceny o r Embezzlement;

(3)in the absence o f (1) o r (2) above an a r - bitration panel agrees, after a review o f an agreed statement o f facts, that an E m - ployee would be found guilty o f d i s - honesty i f such Employee were p r o s e c u t - ed.

The Insured shall promptly give notice t o the Underwriter o f any such suit o r legal p r o - ceeding and at the request o f the Underwriter shall furnish it with copies o f all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Unde r - writer t o conduct the defense o f such suit o r legal proceeding, in the Insured's name, through attorneys o f the Underwriter'ss e l e c -

tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary t o the proper defense o f such suit o r legal p r o - ceeding.

If the Insured's liability o r alleged liability is greater than the amount recoverable under this Bond, o r i f a Deductible Amount is a p - plicable, the liability o f the Underwriter under this General Agreement is limited t o that p e r - centage o f litigation expense determined by p r o ration o f the Bond limit o f liability t o the amount claimed, after the application o f any deductible. This litigation expense will be in addition t o the Limit o f Liability f o r the a p - plicable Insuring Agreement.

FORMER EMPLOYEE

(D)Acts o f Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured'semploy. Should loss involving a f o r m e r Employee o f the Insured be discovered subsequent t o the termination o f employment, coverage would still apply under Insuring Agreement (A) i f the direct proximate cause o f the loss occurred while the f o r m e r Employee performed duties within the scope o f his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this S e c - tion:

(a)Employee means:

(1)any o f the Insured'sofficers, partners, o r employees, and

(2)any o f the o f f i c e r s o r employees o f any predecessor o f the Insured whose p r i n c i - pal assets are acquired by the Insured by consolidation o r merger with, o r purchase o f assets o f capital stock o f such p r e - decessor, and

(3) attorneys retained by the Insured t o p e r - f o r m legal services f o r the Insured and the employees o f such attorneys while such attorneys o r the employees o f such a t t o r - neys are performing such services f o r the Insured, and

(4)guest students pursuing their studies o r duties in any o f the Insured'soffices, and

(5)directors o r trustees o f the Insured, the investment advisor, underwriter (distribu-

tor), transfer agent, o r shareholder a c - counting record keeper, o r administrator authorized by written agreement t o keep financial and/or other required records, but only while performing acts coming within the scope o f the usual duties o f an o f f i c e r o r employee o r while acting as a member o f any committee duly elected o r

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appointed t o examine o r audit o r have custody o f o r access t o the Property o f the Insured, and

(6) any individual o r individuals				assigned	t o
p e r f o r m the usual duties			o f	an employee
within the	premises	o f	the	Insured	by
contract, o r by any agency furnishing
temporary	personnel	on	a contingent		o r
part-time basis, and

(7)each natural person, partnership o r c o r - poration authorized by written agreement with the Insured t o p e r f o r m services as electronic data processor o f checks o r other accounting records o f the Insured, but excluding any such processor w h o acts as transfer agent o r in any other agency capacity in issuing checks, drafts o r securities f o r the Insured, unless i n - cluded under Sub-section (9) hereof, and

(8) those persons so designated in section

15, Central Handling o f Securities, and

(9)any o f f i c e r , partner o r Employee o f

(a)an investment advisor,

(b)an underwriter (distributor),

(c)a transfer agent o r shareholder a c - counting record-keeper, o r

(d)an administrator authorized by written agreement t o keep financial and/or other required records, f o r an Invest- ment Company, named as Insured while performing acts coming within the scope o f the usual duties o f an o f f i c e r o r Employee o f any Investment C o m - pany named as Insured herein, o r while acting as a member o f any committee

duly elected o r		appointed t o	examine
o r	audit o r have custody o f o r access
t o	the Property	o f any such	Invest-

ment Company provided that only E m - ployees o r partners o f a transfer agent, shareholder accounting r e c o r d - keeper o r administrator which is an affiliated person as defined in the I n - vestment Company Act o f 1 9 4 0 , o f an Investment Company named as Insured, o r is an affiliated person o f the a d - viser, underwriter o r administrator o f such Investment Company, and which is not a bank, shall be included within the definition o f Employee.

Each employer o f temporary p e r s o n - nel o r processors as set f o r t h in S u b - Sections (6) and (7) o f Section 1 (a) and their partners, o f f i c e r s and e m - ployees shall collectively be deemed t o be one person f o r all the purposes o f this Bond, excepting, however, the last paragraph o f Section 13. Brokers, o r other agents under contract o r r e p r e - sentatives o f the same general c h a r - acter shall not be considered Employ- ees.

(b)Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, b u l -

lion, precious metals o f all kinds and in any f o r m and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences o f debts, debentures, scrip, c e r t i f - icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills o f exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills o f lading, conditional sales contracts, abstracts o f title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments o f such Policies, mortgages and instruments, and other valuable papers, includ- ing books o f account and other records used by the Insured in the conduct o f its business, and all other instruments similar t o o r in the nature o f the foregoing including Electronic Representations o f such Instruments enumer- ated above (but excluding all data processing records) in which the Insured has an interest o r in which the Insured acquired o r should have acquired an interest by reason o f a p r e - decessor'sdeclared financial condition at the time o f the Insured'sconsolidation o r merge with, o r purchase o f the principal assets o f , such predecessor o r which are held by the Insured f o r any purpose o r in any capacity and whether so held by the Insured f o r any p u r - pose o r in any capacity and whether so held gratuitously o r not and whether o r not the Insured is liable therefor.

(c)Forgery means the signing o f the name o f another with the intent t o deceive; it does not include the signing o f one'so w n name with o r without authority, in any capacity, o r f o r any purpose.

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(d)Larceny and Embezzlement as it applies t o any named Insured means those acts as set f o r t h in Section 3 7 o f the Investment Company Act o f 1940.

(e)Items o f Deposit means any one o r more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)loss e f f e c t e d directly o r indirectly by means o f f o r g e r y o r alteration o f , on o r in any i n - strument, except when covered by Insuring Agreement (A), (D), (E) o r (F).

(b)loss due t o riot o r civil commotion outside the United States o f America and Canada; o r loss due t o military, naval o r usurped power, war o r insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge o f such riot, civil commotion, military, naval o r usurped power, war o r insurrection on the part o f any person acting f o r the Insured in initiating such transit.

(c)loss, in time o f peace o r war, directly o r

indirectly caused by o r resulting f r o m the e f -
f ects o f nuclear fission o r fusion o r	radioac-
tivity; provided, however, that this paragraph
shall not apply t o loss resulting f r o m	industrial
uses o f nuclear energy.
(d) loss resulting f r o m		any wrongful act o r acts
o f	any person w h o is a member o f the Board
o f	Directors o f the	Insured o r a member o f
any equivalent body by whatsoever name
known unless such		person is also an E m -

ployee o r an elected official, partial owner o r partner o f the Insured in some other capacity,

nor, in any		event, loss resulting			f r o m	the	act
o r acts	o f	any	person	while	acting	in	the
capacity	o f	a	member	o f such Board			o r

equivalent body.

(e)loss resulting f r o m the complete o r partial nonpayment o f , o r default upon, any loan o r transaction in the nature o f , o r amounting to, a loan made by o r obtained f r o m the Insured o r any o f its partners, directors o r Employees, whether authorized o r unauthorized and whether procured in good faith o r through trick, artifice, fraud o r false pretenses, unless such loss is covered under Insuring A g r e e - ment (A), (E) o r (F).

(f)loss resulting f r o m any violation by the I n - sured o r by any Employee

(1)o f law regulating (a) the issuance, purchase o r sale o f securities, (b) securities t r a n s - actions upon Security Exchanges o r over the counter market, (c) Investment C o m - panies, o r (d) Investment Advisors, o r

(2)o f any rule o r regulation made pursuant t o any such law.

unless such loss, in the absence o f such laws, rules o r regulations, would be covered under Insuring Agreements (A) o r (E).

(g) loss o f Property o r	loss o f privileges through
the misplacement o r	loss o f Property as set
f o r t h in Insuring Agreement (C) o r (D) while the
Property is in the	custody o f any armored
m o t o r vehicle company, unless such loss shall
be in excess o f	the amount recovered o r
received by the Insured under (a) the Insured's
contract with said armored m o t o r vehicle
company, (b) insurance carried by said a r -
mored m o t o r vehicle company f o r the benefit
o f users o f its service, and (c) all other insur-
ance and indemnity	in f o r c e in whatsoever

f o r m carried by o r f o r the benefit o f users o f said armored m o t o r vehicle company's s e r - vice, and then this Bond shall cover only such excess.

(h)potential income, including but not limited t o interest and dividends, not realized by the I n - sured because o f a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages o f any type f o r which the Insured
is legally liable, except direct compensatory
damages arising f r o m a loss covered under
this Bond.
(j)	loss	through the surrender o f Property away
	f r o m	an o f f i c e o f the Insured as a result o f a

threat

(1) t o do bodily harm t o any person, except

loss o f	Property in transit in the custody
o f any	person acting as messenger p r o -
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vided that when such transit was initiated there was no knowledge by the Insured o f any such threat, o r

(2)t o do damage t o the premises o r Property o f the Insured, except when covered u n - der Insuring Agreement (A).

(k)all costs, fees and other expenses incurred by the Insured in establishing the existence o f o r amount o f loss covered under this Bond u n - less such indemnity is provided f o r under I n - suring Agreement (I).

(l)loss resulting f r o m payments made o r w i t h - drawals f r o m the account o f a customer o f the Insured, shareholder o r subscriber t o shares involving funds erroneously credited t o such account, unless such payments are made t o o r withdrawn by such depositor o r r e p r e - sentative o f such person, w h o is within the premises o f the drawee bank o f the Insured

o r	within the o f f i c e o f the Insured at the time
o f	such payment o r withdrawal o r unless such

payment is covered under Insuring Agreement

(A).

(m)any loss resulting f r o m Uncollectible Items o f Deposit which are drawn f r o m a financial i n - stitution outside the f i f t y states o f the United States o f America, District o f Columbia, and territories and possessions o f the United States o f America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not a f f o r d coverage in favor o f any Employers o f temporary personnel o r o f processors as set f o r t h in sub-sections (6) and

(7)o f Section 1(a) o f this Bond, as aforesaid, and upon payment t o the insured by the Underwriter on account o f any loss through dishonest o r fraudulent act(s) including Larceny o r Embezzle-

ment committed	by any o f the partners, o f f i c e r s
o r employees o f	such Employers, whether acting

alone o r in collusion with others, an assignment o f such o f the Insured'srights and causes o f action as it may have against such Employers by reason o f such acts so committed shall, t o the extent o f such payment, be given by the Insured t o the Underwriter, and the Insured shall execute all p a - pers necessary t o secure t o the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is f o r the use and benefit only o f the Insured named in the Declarations and the Unde r - writer shall not be liable hereunder f o r loss s u s - tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured'sp r o o f o f loss. At the earliest practicable moment after d i s - covery o f any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish t o the Underwriter affirmative p r o o f o f loss with full particulars. If claim is made under this Bond f o r loss o f securities o r shares, the Underwriter shall not be liable unless each o f such securities o r shares is identified in such p r o o f o f loss by a certificate o r Bond number or, where such securities o r shares are uncertificated, by such identification means as agreed t o by the

Underwriter.	The	Underwriter	shall have	thirty
days after notice and p r o o f o f			loss within	which
t o investigate	the	claim, and this shall apply		n o t -

withstanding the loss is made up wholly o r in part o f securities o f which duplicates may be obtained. Legal proceedings f o r recovery o f any loss h e r e - under shall not be brought prior t o the expiration

o f sixty	days after	such	p r o o f	o f	loss	is	filed
with the	Underwriter	nor	after	the	expiration o f
t w e n t y - f o u r months f r o m			the discovery			o f	such

loss, except that any action o r proceeding t o recover hereunder on account o f any judgment against the Insured in any suit mentioned in G e n - eral Agreement C o r t o recover attorneys'fees paid in any such suit, shall be begun within t w e n - t y - f o u r months f r o m the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed t o be amended so as t o be equal t o the minimum period o f limitation p e r - mitted by such law.

Discovery occurs when the Insured

(a)becomes aware o f facts, o r

(b)receives written notice o f an actual o r p o t e n - tial claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person t o a s - sume that a loss covered by the Bond has been o r will be incurred even though the exact amount o r details o f loss may not be then known.

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SECTION 5. VALUATION OF PROPERTY	SECTION 7. LOST SECURITIES

The value o f any Property, except books o f a c - counts o r other records used by the Insured in the conduct o f its business, f o r the loss o f which aclaim shall be made hereunder, shall be d e t e r - mined by the average market value o f such P r o p - erty on the business day next preceding the d i s - covery o f such loss; provided, however, that the

value	o f	any Property replaced by the		Insured
prior	t o	the payment o f	claim therefor	shall be
the actual market		value	at the time o f	replace-
ment; and further		provided that in case o f a loss

o r misplacement o f interim certificates, warrants, rights, o r other securities, the production which is necessary t o the exercise o f subscription, c o n - version, redemption o r deposit privileges, the

value thereof shall be		the market	value		o f	such
privileges	immediately	preceding	the	expiration
thereof i f	said loss o r	misplacement		is	not	d i s -

covered until after their expiration. If no market price is quoted f o r such Property o r f o r such privileges, the value shall be fixed by agreement between the parties o r by arbitration.

In case o f any loss o r damage t o Property c o n - sisting o f books o f accounts o r other records used by the Insured in the conduct o f its business, the Underwriter shall be liable under this Bond only i f such books o r records are actually r e p r o - duced and then f o r not more than the cost o f blank books, blank pages o r other materials plus the cost o f labor f o r the actual transcription o r copying o f data which shall have been furnished by the Insured in order t o reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case o f	damage t o any o f f i c e o f the Insured,
o r loss o f	o r damage t o the furnishings, fixtures,

stationary, supplies, equipment, safes o r vaults therin, the Underwriter shall not be liable f o r more than the actual cash value thereof, o r f o r more than the actual cost o f their replacement o r repair. The Underwriter may, at its election, pay such actual cash value o r make such replacement o r repair. If the Underwriter and the Insured c a n - not agree upon such cash value o r such cost o r replacement o r repair, such shall be determined by arbitration.

If the Insured shall sustain a loss o f securities the total value o f which is in excess o f the limit stated in Item 3 o f the Declarations o f this Bond, the liability o f the Underwriter shall be limited t o payment f o r , o r duplication o f , securities having value equal t o the limit stated in Item 3 o f the Declarations o f this Bond.

If the Underwriter shall make payment t o the I n - sured f o r any loss o f securities, the Insured shall thereupon assign t o the Underwriter all o f the Insured'srights, title and interests in and t o said securities.

With respect t o securities the value o f which do not exceed the Deductible Amount (at the time o f the discovery o f the loss) and f o r which the Underwriter may at its sole discretion and option and at the request o f the Insured issue a Lost Instrument Bond o r Bonds t o e f f e c t replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Unde r - writer against all loss o r expense that the Unde r -

writer may sustain because o f	the	issuance o f
such Lost Instrument Bond o r Bonds.
With respect t o securities the value o f which
exceeds the Deductible Amount (at		the time o f
discovery o f the loss) and f o r	which	the Unde r -
writer may issue o r arrange f o r	the issuance o f a
Lost Instrument Bond o r Bonds t o e f f e c t replace-

ment thereof, the Insured agrees that it will pay as premium therefor a proportion o f the usual p r e - mium charged therefor, said proportion being equal t o the percentage that the Deductible Amount bears t o the value o f the securities upon

discovery o f	the loss, and that it will indemnify
the issuer o f	said Lost Instrument Bond o r Bonds

against all loss and expense that is not r e c o v e r - able f r o m the Underwriter under the terms and conditions o f this INVESTMENT COMPANY BOND subject t o the Limit o f Liability hereunder.

SECTION 8. SALVAGE

In case o f recovery, whether made by the Insured o r by the Underwriter, on account o f any loss in excess o f the Limit o f Liability hereunder plus the Deductible Amount applicable t o such loss f r o m any source other than suretyship, insurance, r e - insurance, security o r indemnity taken by o r f o r the benefit o f the Underwriter, the net amount o f such recovery, less the actual costs and expenses o f making same, shall be applied t o reimburse the

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Insured in full f o r the excess portion o f such loss, and the remainder, i f any, shall be paid f i r s t in reimbursement o f the Underwriter and t h e r e - after in reimbursement o f the Insured f o r that part o f such loss within the Deductible Amount. The Insured shall execute all necessary papers t o secure t o the Underwriter the rights provided f o r herein.

SECTION 9. NON-REDUCTION AND N O N - ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior t o termination hereof this Bond

shall continue		in f o r c e	f o r the limit stated in the
applicable sections o f			Item 3	o f the Declarations
o f	this Bond	notwithstanding		any previous loss
f o r	which the	Underwriter may have paid o r be

liable t o pay hereunder; PROVIDED, however, that regardless o f the number o f years this Bond shall continue in f o r c e and the number o f premiums which shall be payable o r paid, the liability o f the Underwriter under this Bond with respect t o all loss resulting f o r m

(a) any one act o f burglary, robbery o r hold-up, o r attempt thereat, in which no Partner o r Employee is concerned o r implicated shall be deemed t o be one loss, o r

(b) any one unintentional o r negligent act on the part o f any one person resulting in damage t o o r destruction o r misplacement o f Property, shall be deemed t o be one loss, o r

(c) all wrongful acts, other than those specified in

(a) above, o f any one person shall be deemed t o be one loss, o r

(d)all wrongful acts, other than those specified in

(a)above, o f one o r more persons (which dishonest act(s) o r act(s) o f Larceny o r E m - bezzlement include, but are not limited to, the failure o f an Employee t o report such acts o f others) whose dishonest act o r acts intention- ally o r unintentionally, knowingly o r unknowin- gly, directly o r indirectly, aid o r aids in any way, o r permits the continuation o f , the d i s - honest act o r acts o f any other person o r persons shall be deemed t o be one loss with the act o r acts o f the persons aided, o r

(e)any one casualty o r event other than those specified in (a), (b), (c) o r (d) preceding, shall be deemed t o be one loss, and shall be limited t o the applicable Limit o f Liability stated in Item 3

o f	the Declarations o f this	Bond irrespective
o f	the total amount o f such	loss o r losses and

shall not be cumulative in amounts f r o m year t o year o r f r o m period t o period.

Sub-section (c) is not applicable t o any situation t o which the language o f sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect t o any loss set f o r t h in the PRO- VIDED clause o f Section 9 o f this Bond which is recoverable o r recovered in whole o r in part under any other Bonds o r Policies issued by the Underwriter t o the Insured o r t o any predecessor in interest o f the Insured and terminated o r c a n - celled o r allowed t o expire and in which the p e - riod f o r discovery has not expired at the time any such loss thereunder is discovered, the total l i - ability o f the Underwriter under this Bond and under other Bonds o r Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss o r the amount available t o the Insured under such other Bonds, o r Policies, as limited by the terms and conditions thereof, f o r any such loss i f the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance o r suretyship, the Underwriter shall be liable hereunder only f o r such amount o f such loss which is in excess o f the amount o f such other insurance o r suretyship, not exceeding, however, the Limit o f Liability o f this Bond a p - plicable t o such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any o f the Insuring Agreements o f this Bond on account o f loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) o f Section 9, Non-Reduction And Nonaccumulation O f Liability And Total Liabil- ity, unless the amount o f such loss, after d e d u c t - ing the net amount o f all reimbursement and/or recovery obtained o r made by the insured, other than f r o m any Bond o r Policy o f insurance issued by an insurance company and covering such loss, o r by the Underwriter on account thereof prior t o payment by the Underwriter o f such loss, shall exceed the Deductible Amount set f o r t h in Item 3 o f the Declarations hereof (herein called D e d u c t -

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ible Amount) and then f o r such excess only, but in no event f o r more than the applicable Limit o f Liability stated in Item 3 o f the Declarations.

The Insured will bear, in addition t o the Deductible Amount, premiums on Lost Instrument Bonds as set f o r t h in Section 7.

There shall be no deductible applicable t o any loss under Insuring Agreement A sustained by any I n - vestment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior t o 9 0 days after the receipt o f such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, W a s h - ington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice t o the Underwriter. When the Insured cancels, the I n - sured shall furnish written notice t o the Securities and Exchange Commission, Washington, D.C. prior t o 9 0 days before the effective date o f the t e r - mination. The Underwriter shall notify all other Investment Companies named as Insured o f the receipt o f such termination notice and the t e r - mination cannot be effective prior t o 9 0 days after receipt o f written notice by all other Invest- ment Companies. Premiums are earned until the termination date as set f o r t h herein.

This Bond will terminate as t o any one Insured, (other than a registered management investment company), immediately upon taking over o f such Insured by a receiver o r other liquidator o r by State o r Federal officials, o r immediately upon the filing o f a petition under any State o r Federal statute relative t o bankruptcy o r reorganization o f the Insured, o r assignment f o r the benefit o f creditors o f the Insured, o r immediately upon such Insured ceasing t o exist, whether through merger into another entity, o r by disposition o f all o f its assets.

This Bond will terminate as t o any registered management investment company upon the e x - piration o f 9 0 days after written notice has been given t o the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned p r e - mium computed as short rates in accordance with the standard short rate cancellation tables i f t e r -

minated by the Insured o r p r o rata i f terminated f o r any other reason.

This Bond shall terminate

(a)as t o any Employee as soon as any partner, o f f i c e r o r supervisory Employee o f the I n - sured, w h o is not in collusion with such E m - ployee, shall learn o f any dishonest o r f r a u d u - lent act(s), including Larceny o r Embezzlement on the part o f such Employee without p r e j u -

dice t o the loss o f any Property then in transit in the custody o f such Employee and upon the expiration o f ninety (90) days after written notice has been given t o the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and t o the Insured Investment Company, o r

(b)as t o any Employee 9 0 days after receipt by each Insured and by the Securities and E x - change Commission o f a written notice f r o m the Underwriter o f its desire t o terminate this Bond as t o such Employee, o r

(c)as t o any person, w h o is a partner, o f f i c e r o r employee o f any Electronic Data Processor covered under this Bond, f r o m and after the time that the Insured o r any partner o r o f f i c e r thereof not in collusion with such person shall have knowledge o f information that such p e r - son has committed any dishonest o r f r a u d u - lent act(s), including Larceny o r Embezzlement in the service o f the Insured o r otherwise, whether such act be committed before o r after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior t o the termination o r cancella- tion o f this Bond as an entirety, whether by the Insured o r the Underwriter, the Insured may give t o the Underwriter notice that it desires under this Bond an additional period o f 1 2 months within which t o discover loss sustained by the Insured prior t o the effective date o f such termination o r cancellation and shall pay an additional premium therefor.

Upon receipt o f such notice f r o m the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period o f time shall terminate immediately;

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(a)on the effective date o f any other insurance obtained by the Insured, its successor in b u s i - ness o r any other party, replacing in whole o r in part the insurance a f f o r d e d by this Bond, whether o r not such other insurance provides coverage f o r loss sustained prior t o its e f - fective date, o r

(b)upon takeover o f the Insured's business by any State o r Federal official o r agency, o r by any receiver o r liquidator, acting o r appointed f o r this purpose without the necessity o f the Underwriter giving notice o f such termination. In the event that such additional period o f time is terminated, as provided above, the Unde r - writer shall refund any unearned premium.

The right t o purchase such additional period f o r the discovery o f loss may not be exercised by any State o r Federal official o r agency, o r by any receiver o r liquidator, acting o r appointed t o take over the Insured'sbusiness f o r the operation o r f o r the liquidation thereof o r f o r any other p u r - pose.

SECTION 15. CENTRAL HANDLING OF

SECURITIES

Securities included in the systems f o r the central handling o f securities established and maintained by Depository Trust Company, Midwest D e p o s i - tory Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, t o the extent o f the Insured'sinterest therein as e f f e c - tive by the making o f appropriate entries on the books and records o f such Corporations shall be deemed t o be Property.

The w o r d s "Employee" and "Employees" shall be deemed t o include the officers, partners, clerks and other employees o f the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and o f the above named Corporations, and o f any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and any e m - ployee o f any recognized service company, while such officers, partners, clerks and other e m p l o y - ees and employees o f service companies p e r - f o r m services f o r such Corporations in the o p - eration o f such systems. For the purpose o f the above definition a recognized service company shall be any company providing clerks o r other personnel t o said Exchanges o r Corporation on a contract basis.

The Underwriter shall not be liable on account o f any loss(es) in connection with the central handling o f securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess o f the amount(s) r e c o v - erable o r recovered under any Bond o r Policy i f insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only f o r the Insured'sshare o f such excess loss(es), but in no event f o r more than the Limit o f Liability applicable hereunder.

For the purpose o f determining the Insured's share o f excess loss(es) it shall be deemed that the Insured has an interest in any certificate r e - presenting any security included within such s y s - tems equivalent t o the interest the Insured then has in all certificates representing the same s e c u - rity included within such systems and that such Corporation shall use their best judgment in a p - portioning the amount(s) recoverable o r r e c o v - ered under any Bond o r Policy o f insurance i n - demnifying such Corporations against such loss(es) in connection with the central handling o f securities within such systems among all those having an interest as recorded by appropriate e n - tries in the books and records o f such C o r p o r a - tions in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable o r recovered in the r a - tio that the value o f each such interest bears t o the total value o f all such interests and that the Insured'sshare o f such excess loss(es) shall be the amount o f the Insured'sinterest in such P r o p - erty in excess o f the amount(s) so apportioned t o the Insured by such Corporations.

This Bond does not a f f o r d coverage in favor o f such Corporations o r Exchanges o r any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and upon payment t o the Insured by the Underwriter on account o f any loss(es) within the systems, an assignment o f such o f the I n - sured'srights and causes o f action as it may have against such Corporations o r Exchanges shall t o the extent o f such payment, be given by the Insured t o the Underwriter, and the Insured shall execute all papers necessary t o secure t o the Underwriter the rights provided f o r herein.

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SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership o r person o r any combination o f them be included as the Insured herein:

(a) the total liability o f the Underwriter hereunder

f o r	loss o r losses sustained		by any one o r
more o r all o f		them shall not exceed the limit
f o r	which the	Underwriter	would be liable
hereunder i f all such loss were sustained by
any one o f them.

(b) the one f i r s t named herein shall be deemed

authorized t o make,	adjust and receive	and
enforce payment o f	all claims hereunder	and

shall be deemed t o be the agent o f the others f o r such purposes and f o r the giving o r r e - ceiving o f any notice required o r permitted t o be given by the terms hereof, provided that the Underwriter shall furnish each named I n - vestment Company with a copy o f the Bond and with any amendment thereto, together with a copy o f each formal filing o f the s e t - tlement o f each such claim prior t o the e x - ecution o f such settlement,

(c)the Underwriter shall not be responsible f o r the proper application o f any payment made hereunder t o said f i r s t named Insured,

(d)knowledge possessed o r discovery made by any partner, o f f i c e r o r supervisory Employee o f any Insured shall f o r the purpose o f S e c - tion 4 and Section 1 3 o f this Bond constitute knowledge o r discovery by all the Insured, and

(e)i f the f i r s t named Insured ceases f o r any r e a - son t o be covered under this Bond, then the Insured next named shall thereafter be c o n - sidered as the f i r s t named Insured f o r the purposes o f this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge o f a transfer o f its outstanding voting securities which results in a change in control (as set f o r t h in Section 2(a) (9) o f the Investment Company Act o f

1940) o f the Insured, the Insured shall within t h i r - ty (30) days o f such knowledge give written n o - tice t o the Underwriter setting forth:

(a)the names o f the transferors and transferees (or the names o f the beneficial owners i f the voting securities are requested in another name), and

(b) the total number o f voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)the total number o f outstanding voting s e c u r i - ties.

As used in this section, control means the p o w e r t o exercise a controlling influence over the m a n - agement o r Policies o f the Insured.

Failure t o give the required notice shall result in termination o f coverage o f this Bond, effective upon the date o f stock transfer f o r any loss in which any transferee is concerned o r implicated.

Such notice is not required t o be given in the case o f an Insured which is an Investment C o m - pany.

SECTION 18. CHANGE OR MODIFICATION

This Bond o r any instrument amending o r e f f e c - ting same may not be changed o r modified orally. No changes in o r modification thereof shall be effective unless made by written Endorsement issued t o f o r m a part hereof over the signature o f the Underwriter's Authorized Representative. When a Bond covers only one Investment C o m - pany no change o r modification which would a d - versely a f f e c t the rights o f the Investment C o m - pany shall be effective prior t o 6 0 days after written notification has been furnished t o the S e - curities and Exchange Commission, Washington, D.C. by the Insured o r by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice t o each Investment Company and t o the Securities and Exchange Commission, Washington, D.C. not less than 6 0 days prior t o the effective date o f any change o r modification which would adversely a f f e c t the rights o f such Investment Company.

FI 7 5 11 (Ed. 08/15)	(Page 1 3 o f 13)
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FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

		Date Added *		Rider No.
		or
Form No. / Edition		Date Deleted	Form Description	(if applicable)

FI7510	11-16		Investment Company Bond Dec Page

FI7511	08-15		Investment Company Bond Insuring Agreements

SRF9808	08-95		Rider - Joint Insured List	1

SRF9808	08-95		Rider - Extended Computer Systems Rider	2

SRF9808	08-95		Rider - Newly Created Investment Companies	3

SRF9808	08-95		Rider - Loss Reporting Threshold	4

SRF9808	08-95		Rider - Counterfeit Currency Revision	5

SRF9808	08-95		Rider - Amended Definition of Employee	6

SRF9808	08-95		Rider - Amended Section 13 - Termination	7

SRF9808	08-95		Rider - Amended Fidelity	8

SRF9808	08-95		Rider - Amended Section 4, Loss-Notice-Proof-Legal	9
			Proceedings

SRF9808	08-95		Rider - Automated Phone System - full limits	10

FI7506	08-15		Insuring Agreement (L) Computer Systems	11

FI7516	11-16		Insuring Agreement (N) Fraudulent Transfer Instructions	12

FI7345	08-15		Confidential Information And Data Breach Clarifying Rider	13

IL7324	07-21		Global Sanction Endorsement

FI7341	04-17		In-Witness Clause

* If not at inception

FI 88 01 (Ed. 10/11)	(Page 1 of 1)
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RIDER NO. 1

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Joint Insured List

1.At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Voya Asia Pacific High Dividend Equity Income Fund, a series fund consisting of: Voya Asia Pacific High Dividend Equity Income Fund

Voya Balanced Portfolio, Inc., a series fund consisting of:

Voya Balanced Portfolio

Voya Corporate Leaders Trust Fund, a series fund consisting of:

Voya Corporate Leaders Trust Fund Series B

Voya Credit Income Fund, a series fund consisting of:

Voya Credit Income Fund

Voya Emerging Markets High Dividend Equity Fund, a series fund consisting of: Voya Emerging Markets High Dividend Equity Fund

Voya Equity Trust, a series fund consisting of:

Voya Corporate Leaders 100 Fund

Voya Global Multi-Asset Fund

Voya Large Cap Value Fund

Voya Large-Cap Growth Fund

Voya Mid Cap Research Enhanced Index Fund

Voya MidCap Opportunities Fund

Voya Multi-Manager Mid Cap Value Fund

Voya Small Cap Growth Fund

Voya Small Company Fund

Voya U.S. High Dividend Low Volatility Fund

Voya Funds Trust

Voya Floating Rate Fund

Voya GNMA Income Fund

Voya Government Money Market Fund

Voya High Yield Bond Fund

Voya Intermediate Bond Fund

Voya Short Term Bond Fund

Voya Strategic Income Opportunities Fund

Voya Global Advantage and Premium Opportunity Fund,a series fund consisting of:

SRF 9808 (Ed. 08/95)	(Page 1 of 4 )
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Voya Global Advantage and Premium Opportunity Fund

Voya Global Equity Dividend and Premium Opportunity, a series fund consisting of: Voya Global Equity Dividend and Premium Opportunity Fund

Voya Government Money Market Portfolio, a series fund consisting of: Voya Government Money Market Portfolio

Voya Infrastructure, Industrials and Materials Fund,a series fund consisting of: Voya Infrastructure, Industrials and Materials Fund

Voya Intermediate Bond Portfolio, a series fund consisting of:

Voya Intermediate Bond Portfolio

Voya Investors Trust, a series fund consisting of:

Voya Balanced Income Portfolio

Voya Global Perspectives Portfolio

Voya Government Liquid Assets Portfolio

Voya High Yield Portfolio

Voya Large Cap Growth Portfolio

Voya Large Cap Value Portfolio

Voya Limited Maturity Bond Portfolio

Voya Retirement Conservative Portfolio

Voya Retirement Growth Portfolio

Voya Retirement Moderate Growth Portfolio

Voya Retirement Moderate Portfolio

Voya U.S. Stock Index Portfolio

VY BlackRock Inflation Protected Bond Portfolio

VY CBRE Global Real Estate Portfolio

VY CBRE Real Estate Portfolio

VY Invesco Growth and Income Portfolio

VY JPMorgan Emerging Markets Equity Portfolio

VY JPMorgan Small Cap Core Equity Portfolio

VY Morgan Stanley Global Franchise Portfolio

VY T. Rowe Price Capital Appreciation Portfolio

VY T. Rowe Price Equity Income Portfolio

Voya Mutual Funds, a series fund consisting of:

Voya Global Bond Fund

Voya Global Diversified Payment Fund

Voya Global High Dividend Low Volatility Fund

Voya Global Perspectives Fund

Voya International High Dividend Low Volatility Fund

Voya Multi-Manager Emerging Markets Equity Fund

Voya Multi-Manager International Equity Fund

Voya Multi-Manager International Factors Fund

Voya Multi-Manager International Small Cap Fund

Voya Russia Fund

Voya Partners, Inc., a series fund consisting of:

Voya Global Bond Portfolio

Voya Index Solution 2025 Portfolio

Voya Index Solution 2030 Portfolio

Voya Index Solution 2035 Portfolio

Voya Index Solution 2040 Portfolio

F.9808 (Ed. 08/95)	(Page 2 of 4 )
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Voya Index Solution 2045 Portfolio

Voya Index Solution 2050 Portfolio

Voya Index Solution 2055 Portfolio

Voya Index Solution 2060 Portfolio

Voya Index Solution 2065 Portfolio

Voya Index Solution Income Portfolio

Voya International High Dividend Low Volatility Portfolio

Voya Solution 2025 Portfolio

Voya Solution 2030 Portfolio

Voya Solution 2035 Portfolio

Voya Solution 2040 Portfolio

Voya Solution 2045 Portfolio

Voya Solution 2050 Portfolio

Voya Solution 2055 Portfolio

Voya Solution 2060 Portfolio

Voya Solution 2065 Portfolio

Voya Solution Aggressive Portfolio

Voya Solution Balanced Portfolio

Voya Solution Conservative Portfolio

Voya Solution Income Portfolio

Voya Solution Moderately Aggressive Portfolio

Voya Solution Moderately Conservative Portfolio

VY American Century Small-Mid Cap Value Portfolio

VY Baron Growth Portfolio

VY Columbia Contrarian Core Portfolio

VY Columbia Small Cap Value II Portfolio

VY Invesco Comstock Portfolio

VY Invesco Equity and Income Portfolio

VY Invesco Global Portfolio

VY JPMorgan Mid Cap Value Portfolio

VY T. Rowe Price Diversified Mid Cap Growth Portfolio

VY T. Rowe Price Growth Equity Portfolio

Voya Separate Portfolios Trust, a series fund consisting of:

Voya Emerging Markets Hard Currency Debt Fund

Voya Investment Grade Credit Fund

Voya Securitized Credit Fund

Voya Target In-Retirement Fund

Voya Target Retirement 2025 Fund

Voya Target Retirement 2030 Fund

Voya Target Retirement 2035 Fund

Voya Target Retirement 2040 Fund

Voya Target Retirement 2045 Fund

Voya Target Retirement 2050 Fund

Voya Target Retirement 2055 Fund

Voya Target Retirement 2060 Fund

Voya Target Retirement 2065 Fund

Voya VACS Series EMCD Fund

Voya Strategic Allocation Portfolios, Inc., a series fund consisting of: Voya Strategic Allocation Conservative Portfolio

Voya Strategic Allocation Growth Portfolio

Voya Strategic Allocation Moderate Portfolio

Voya Variable Funds, a series fund consisting of:

F.9808 (Ed. 08/95)	(Page 3 of 4 )
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Voya Growth and Income Portfolio

Voya Variable Insurance Trust

VY BrandywineGLOBAL - Bond Portfolio

Voya Variable Portfolios, Inc., a series fund consisting of:

Voya Emerging Markets Index Portfolio

Voya Global High Dividend Low Volatility Portfolio

Voya Index Plus LargeCap Portfolio

Voya Index Plus MidCap Portfolio

Voya Index Plus SmallCap Portfolio

Voya International Index Portfolio

Voya Russell Large Cap Growth Index Portfolio

Voya Russell Large Cap Index Portfolio

Voya Russell Large Cap Value Index Portfolio

Voya Russell Mid Cap Growth Index Portfolio

Voya Russell Mid Cap Index Portfolio

Voya Russell Small Cap Index Portfolio

Voya Small Company Portfolio

Voya U.S. Bond Index Portfolio

Voya Variable Products Trust, a series fund consisting of:

Voya MidCap Opportunities Portfolio

Voya SmallCap Opportunities Portfolio

2.Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

3..This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 2

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Extended Computer Systems Rider

1.Electronic Data, Electronic Media, Electronic Instruction

(1) Loss resulting directly from:

(a)the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this rider,

(b)robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

(c)the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this rider, or

(d)The damage or destruction of Electronic Data, electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under Computer Systems Fraud Insuring Agreement (G), provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2.Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

(a)an Electronic Communication System,

(b)an Automated clearing house or custodian, or

(c)a Telex, TWX, or similar means of communication,

directly into the Insured’s Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured’s Computer System or Communication Terminal.

3. Electronic Transmission

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Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(a)an Electronic Communication System,

(b)an automated clearing house or custodian, or

(c)a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

2.In addition to the Conditions and Limitations in the bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

A. Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

B. Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

C. Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

D. Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

E. Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This bond does not cover:

A. loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data:

B. loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

C. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

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D. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer’s authentication mechanism;

E.liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

F. loss resulting directly or indirectly from:

1.written instruction unless covered under this rider; or

2.instruction by voice over the telephone, unless covered under this rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the Blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.

However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the Property other than Money, Securities or Records paragraphs of Section 6.

The title and any headings in this rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this bond shall remain unchanged.

3. This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

F.9808 (Ed. 08/95)	(Page 3 of 3 )
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RIDER NO. 3

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Newly Created Investment Companies

1.Item 1. of the Declarations shall include any existing Investment Company or portfolios which are not listed under Rider No. 1 of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created portfolios and Copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the Period, will continue to be an Insured only if the Underwriter notified as set forth in the paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g)Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3. It is agreed that General Agreements A of the Investment

Company Blanket Bond Form - Additional Offices or Employees- Consolidation or Merger - Notice - is amended by adding the following subsection:

(3) Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)The creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)An increase in asset size of current Investment Companies covered under this Bond then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the Bond Period.

4.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1 )
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RIDER NO. 4

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Loss Reporting Threshold

The second paragraph of Section 12 - ’DEDUCTIBLE AMOUNT’ - is deleted in its entirety and replaced by the following:

1."The Insured shall, in the time and in the manner prescribed in this Bond, give the Underwriter notice of any loss which is in excess of $12,500. Such loss shall be of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefore. Upon the request of the Underwriter, the Insured shall file a brief statement with the Underwriter giving the particulars concerning such loss."

2.Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 5

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Insuring Agreement (F), Counterfeit Currency is deleted in its entirety and replaced by the following:

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith of any counterfeit money.

2.Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.

3.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 6

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Amended Definition of Employee

1. Section 1, Definitions, (a) Employee, is Amended by adding the following: after Item 9:

(10)Ex-Employees up to 60 days after termination, except if terminated for reasons of fraud or dishonesty 2. This Rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 7

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Amended Section 13 - Termination

1.Paragraph 1 of Section 13. Termination, is amended by adding the following after the words "D.C." on Line 5 and on Line 9" " State of Arkansas, and Midwest Stock Exchange"

2.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 8

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Amended Fidelity

A) Delete Paragraph 2 of Insuring Agreement A, and replace with the following:

"Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)to cause the Insured to sustain such loss, or

(b)to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the manifest intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee. However, where the proceeds of a dishonest or fraudulent act committed by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

The term "Trading" as used in this Insuring Agreement shall be deemed to mean buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

The term "Loan" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship."

B) It is agreed that the following paragraph is added after the second paragraph of Insuring Agreement (A) Fidelity:

"Loss resulting directly from the malicious destruction of or the malicious damage of Property, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others, which acts are committed with the manifest intent to cause the Insured to sustain a loss.".

This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 9

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

Amended Section 4, Loss-Notice-Proof-Legal Proceedings

1.Section 4. Loss-Notice-Proof - Legal Proceedings, is amended by the following:

(a)Paragraph 1, Sentence 2, Line 3, the word "Insured" is replaced by the words"by the Risk Management Department , Office of the General Counsel, or Senior Vice President or above of the Insured".

(b)Paragraph 2, Line 1, the word "Insured" is replaced by the words "by the Risk Management Department , Office of the General Counsel, or Senior Vice President or above of the Insured".

2.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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RIDER NO. 10

To be attached to and form part of Investment Company Bond

No. FS 3147982 12 01

In favor of Voya Family of Funds

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1.Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a."APS Transaction" means any APS Redemption, APS Exchange or APS Election.

b."APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c."APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d."APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e."APS Designated Procedures" means all of the following procedures:

(1)Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a)Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b)Information contained in the records shall be capable of being retrieved and produced

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within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a)Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

All Associates designated by Voya within the BNY Mellon call center.

2.Exclusions: It is further understood and agreed that this extension shall not cover: a. Any loss covered under Insuring Agreement A. "Fidelity", of this Bond;

(1)The redemption of shares, where the proceeds of such redemption are made payable to other-than

(i)the shareholder of record, or

(ii)a person officially Designated to receive redemption proceeds, or

(iii)a bank account officially Designated to receive redemption proceeds or

(2)The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(I)designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

(ii)officially Designated, or

(iii)verified by any other procedures which may be stated below in this Rider, or

(3)The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)the Intentional failure to adhere to one or more APS Designated Procedures.

2.Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

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3. This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

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FI 75 06 (Ed. 08/15)

RIDER NO. 11

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND,

Bond No. FS 3147982 12 01

In favor of Voya Family of Funds

It is agreed that:

1.The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)entry of data into, or

(2)change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a)Property to be transferred paid or delivered,

(b)an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)an unauthorized account or a fictitious account to be debited or credited;

(3)voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)cause the Insured or its agent(s) to sustain a loss, and

(b)obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c)and further provided such voice instructions or advices:

(i)were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)were electronically recorded by the Insured or its agent(s).

(4)It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of

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the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.As used in this Rider, Computer System means:

(a)computers with related peripheral components, including storage components, wherever located,

(b)systems and applications software,

(c)terminal devices,

(d)related communication networks or customer communication systems, and

(e)related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a)loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.The following portions of the attached bond are not applicable to this Rider:

(a)the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b)Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c)Conditions and Limitations - Section 10. Limit of Liability

5.The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.The Limit of Liability for the coverage provided by this Rider shall be $ 40,000,000.

8.The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 25,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

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9.If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12.Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.This Rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

FI 75 06 (Ed. 08/15)	(Page 3 of 3)
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FI 75 16 (Ed. 11/16)

RIDER NO. 12

INSURING AGREEMENT (N) FRAUDULENT TRANSFER INSTRUCTIONS

To be attached to and form part of the INVESTMENT COMPANY BOND

Bond No. FS 3147982 12 01

in favor of Voya Family of Funds

1.It is agreed that the following Insuring Agreement is added to the above Bond:

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer’s account, or a Customer’s Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)The fraudulent instruction purports, and reasonably appears, to have originated from:

(a)such Customer,

(b)an Employee acting on instructions of such Customer; or

(c)another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

FI 75 16 (Ed. 11/16)	(Page 1 of 2)
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4.The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

(b)loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5.For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6.The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7.The amount of any single transfer for which verification via a call back will be required is : $ 5,000.

8.Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

9.This rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

FI 75 16 (Ed. 11/16)	(Page 2 of 2)
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FI 73 45 (Ed. 08/15)

RIDER NO. 13

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Investment Company Bond

Bond No. FS 3147982 12 01

In favor of Voya Family of Funds

It is agreed that:

1.CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a)Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)The use of another person’s or entity’s confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person’s or entity’s confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals’ financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated.

3.This Rider shall become effective as of 12:01 a.m. on 03/31/2023 standard time.

FI 73 45 (Ed. 08/15)	(Page 1 of 1)
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IL 73 24 (Ed. 07/21)

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

GLOBAL SANCTION ENDORSEMENT

Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions or other trade laws or regulations, including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada.

IL 73 24 (Ed. 07/21)	(Page 1 of 1)
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FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

FI 73 41 (Ed. 04/17)

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UWD 1000 (Ed. 03 09)

NOTICE TO POLICYHOLDER REGARDING REISSUANCE OF YOUR INSURANCE POLICY

Voided Policy Number:	FS 3147982 12 00
___________________
Reissued In-Force Policy Number:	FS 3147982 12 01
___________________
Effective Date of Reissued In-Force Policy:	03/31/2023
___________________

This Notice confirms that we have voided the Policy referenced above due to a change requested by you or made on your behalf. We have replaced the Voided Policy with the Reissued In-Force Policy also referenced above. The Reissued In- Force Policy is enclosed.

The Voided Policy is void as of 12:01 a.m. on the Effective Date of the Voided Policy.

If you have any questions, please contact your agent.

Thank you for your continuing business.

UWD 1000 (Ed. 03/09)	Page (1 of 1)

ALLOCATION AGREEMENT

Fidelity Bond

THIS AGREEMENT made as of this 24th day of May, 2002 by and among any of the Funds listed on Schedule A and any separate classes thereof and all future investment companies and any separate classes thereof (the “Funds”), which are named insureds under a joint liability policy as described below and for which ING Investments, LLC acts as investment manager are entered into under the following circumstances:

A.Section 17(g) of the Investment Company Act of 1940, as amended (“the 1940 Act”) provides that the Securities and Exchange Commission (“SEC”) is authorized to require that directors, officers and employees of registered investment companies be covered under a liability, errors and omissions insurance policy, and the SEC has promulgated rules and regulations dealing with this subject (“Rule 17g-1”);

B.The Funds are named as joint insureds under the terms of a joint insurance policy

(“Policy”) which insures against illegal profit or gain, intentional wrongful acts, libel, slander, defamation, ERISA claims, insider trading, as well as other coverage as outlined in the Policy, by the directors, officers and employees;

C.A majority of those members of the Board of Directors/Trustees of each of the

Funds, who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries under such Policy and the Board of Directors/Trustees of each Fund has approved the term and amount of the Policy, the portion of the premium payable by that party, and the manner in which recovery on the Policy, if any, shall be shared by and among the parties thereto; and

D.The Funds now desire to enter into the agreement required by Rule 17g-1 of the 1940 Act to establish the manner in which recovery under the Policy, if any, shall be shared.

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NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

1.Payment of Premiums.

Each Fund shall pay a portion of the premium due under the Policy derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Funds combined and (ii) the numerator of which is the total net assets of each of the Funds individually. The net assets of the classes are deemed to be represented by the net assets of their respective funds. Each of the Funds agrees that the appropriateness of the allocation of said premium will be determined no less often than annually. No adjustment of the allocation of said premium will be implemented without approval of the Boards of each of the Funds.

2.Allocation of Recoveries

(a)If more than one of the parties hereto is damaged in a single loss for which recovery is received under the policy, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to fully indemnify such party sustaining loss.

(b)If the recovery is inadequate to fully indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

(i)Each Party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of policy which would be required to be maintained by such party under a single insured policy (determined as of the time of loss) in accordance with the provisions of Rule 17g-1.

(ii)The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party’s last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

2

3.Obligation to Maintain Minimum Coverage.

Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it by Rule 17g-1 as of the date hereof is as reflected in the schedule attached hereto. Each of the Funds agrees that it will determine, no less than at the end of each calendar quarter, the minimum amount of coverage which would be required of it by Rule 17g-1 if a determination with respect to the adequacy of the coverage were currently being made. In the event that the total amount of the minimum coverage thus determined exceeds the amount of coverage of the then effective policy, the Boards of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the policy to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the policy, will equal an amount of such minimums. Unless a Fund elects to terminate this Agreement (pursuant to Paragraph 4) and its participation in a joint- insured policy, each Fund agrees to pay its fair portion of the new or additional premium (taking into account all of the then existing circumstances).

4.Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that the Fund’s Board of Directors/Trustees, including a majority of those Directors/Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Manager, shall have approved this Agreement. This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured policy and shall apply to the present liability policy coverage and any renewal or replacement thereof. It shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

5.Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of the Board of Directors/Trustees and the Manager.

3

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

On Behalf of: All ING Funds Listed on Schedule A

By:/s/ Michael J. Roland

Michael J. Roland

Executive Vice President

AMENDED SCHEDULE A

with respect to the

ALLOCATION AGREEMENT – FIDELITY BOND

VOYA ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

VOYA BALANCED PORTFOLIO, INC.

Voya Balanced Portfolio

VOYA CREDIT INCOME FUND

VOYA CORPORATE LEADERS® TRUST FUND

Voya Corporate Leaders® Trust Fund Series B

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EQUITY TRUST

Voya Corporate Leaders® 100 Fund

Voya Global Multi-Asset Fund

Voya Large-Cap Growth Fund

Voya Large Cap Value Fund

Voya Mid Cap Research Enhanced Index

Fund

Voya MidCap Opportunities Fund

Voya Multi-Manager Mid Cap Value Fund

Voya Small Cap Growth Fund

Voya Small Company Fund

Voya U.S. High Dividend Low Volatility

Fund

Voya VACS Series MCV Fund

VOYA FUNDS TRUST

Voya Floating Rate Fund

Voya GNMA Income Fund

Voya Government Money Market Fund

Voya High Yield Bond Fund

Voya Intermediate Bond Fund

Voya Short Duration High Income Fund

Voya Short Term Bond Fund

Voya Strategic Income Opportunities Fund

Voya VACS Series HYB Fund

VOYA GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

VOYA GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

VOYA GOVERNMENT MONEY MARKET PORTFOLIO

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIAL FUND

VOYA INTERMEDIATE BOND PORTFOLIO

VOYA INVESTORS TRUST

Voya Balanced Income Portfolio

Voya Global Perspectives® Portfolio

Voya Government Liquid Assets Portfolio1

Voya High Yield Portfolio1

Voya Large Cap Growth Portfolio

Voya Large Cap Value Portfolio

Voya Limited Maturity Bond Portfolio1

Voya Retirement Conservative Portfolio

Voya Retirement Growth Portfolio

Voya Retirement Moderate Growth

Portfolio

Voya Retirement Moderate Portfolio

Voya U.S. Stock Index Portfolio1

Voya VACS Index Series S Portfolio

VY® BlackRock Inflation Protected Bond

Portfolio

1Under the terms of the Management Agreement between Voya Investors Trust and Voya Investments, LLC, the Fund is subject to a unified fee arrangement. Accordingly, the portion of Fees allocated to the Fund under the Allocation Agreement will be borne directly by Voya Investments, LLC as provided in the Management Agreement.

1

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VOYA INVESTORS TRUST (cont.)	Voya Index Solution 2055 Portfolio
VY® CBRE Global Real Estate Portfolio	Voya Index Solution 2060 Portfolio
VY® CBRE Real Estate Portfolio	Voya Index Solution 2065 Portfolio
VY® Invesco Growth and Income Portfolio	Voya Index Solution Income Portfolio
VY® JPMorgan Emerging Markets Equity	Voya International High Dividend Low
Portfolio1	Volatility Portfolio
VY® JPMorgan Small Cap Core Equity	Voya Solution 2025 Portfolio
Portfolio1	Voya Solution 2030 Portfolio
VY® Morgan Stanley Global Franchise	Voya Solution 2035 Portfolio
Portfolio1	Voya Solution 2040 Portfolio
VY® T. Rowe Price Capital Appreciation	Voya Solution 2045 Portfolio
Portfolio1	Voya Solution 2050 Portfolio
VY® T. Rowe Price Equity Income	Voya Solution 2055 Portfolio
Portfolio1	Voya Solution 2060 Portfolio
Voya Solution 2065 Portfolio
VOYA MUTUAL FUNDS	Voya Solution Aggressive Portfolio
Voya Global Bond Fund	Voya Solution Balanced Portfolio
Voya Global Diversified Payment Fund	Voya Solution Conservative Portfolio
Voya Global High Dividend Low Volatility	Voya Solution Income Portfolio
Fund	Voya Solution Moderately Aggressive
Voya Global Perspectives® Fund	Portfolio
Voya International High Dividend Low	Voya Solution Moderately Conservative
Volatility Fund	Portfolio
Voya Multi-Manager Emerging Markets	VY® American Century Small-Mid Cap
Equity Fund	Value Portfolio
Voya Multi-Manager International Equity	VY® Baron Growth Portfolio
Fund	VY® Columbia Contrarian Core Portfolio
Voya Multi-Manager-International Factors	VY® Columbia Small Cap Value II Portfolio
Fund	VY® Invesco Comstock Portfolio
Voya Multi-Manager International Small	VY® Invesco Equity and Income Portfolio
Cap Fund	VY® Invesco Global Portfolio
Voya Russia Fund	VY® JPMorgan Mid Cap Value Portfolio
Voya VACS Series EME Fund	VY® T. Rowe Price Diversified Mid Cap
Growth Portfolio
VOYA PARTNERS, INC.	VY® T. Rowe Price Growth Equity Portfolio
Voya Global Bond Portfolio
Voya Index Solution 2025 Portfolio	VOYA SEPARATE PORTFOLIOS
Voya Index Solution 2030 Portfolio	TRUST
Voya Index Solution 2035 Portfolio	Voya Investment Grade Credit Fund
Voya Index Solution 2040 Portfolio	Voya Securitized Credit Fund
Voya Index Solution 2045 Portfolio
Voya Index Solution 2050 Portfolio

1Under the terms of the Management Agreement between Voya Investors Trust and Voya Investments, LLC, the Fund is subject to a unified fee arrangement. Accordingly, the portion of Fees allocated to the Fund under the Allocation Agreement will be borne directly by Voya Investments, LLC as provided in the Management Agreement.

2

M:\FUNDS\Legal Admin\Contracts\Allocation\Word\AIIABBA-(Fidelity Bond)-Sched-2303F.docx

VOYA SEPARATE PORTFOLIOS	Voya Russell™ Large Cap Value Index
TRUST (cont.)	Portfolio
Voya Target In-Retirement Fund2	Voya Russell™ Mid Cap Growth Index
Voya Target Retirement 2025 Fund2	Portfolio
Voya Target Retirement 2030 Fund2	Voya Russell™ Mid Cap Index Portfolio
Voya Target Retirement 2035 Fund2	Voya Russell™ Small Cap Index Portfolio
Voya Target Retirement 2040 Fund2	Voya Small Company Portfolio
Voya Target Retirement 2045 Fund2	Voya U.S. Bond Index Portfolio
Voya Target Retirement 2050 Fund2	Voya VACS Index Series EM Portfolio
Voya Target Retirement 2055 Fund2	Voya VACS Index Series I Portfolio
Voya Target Retirement 2060 Fund2	Voya VACS Index Series MC Portfolio
Voya Target Retirement 2065 Fund2	Voya VACS Index Series SC Portfolio
Voya VACS Series EMCD Fund
Voya VACS Series EMHCD Fund	VOYA VARIABLE PRODUCTS TRUST
Voya VACS Series SC Fund	Voya MidCap Opportunities Portfolio
Voya SmallCap Opportunities Portfolio
VOYA STRATEGIC ALLOCATION
PORTFOLIOS, INC.
Voya Strategic Allocation Conservative
Portfolio
Voya Strategic Allocation Growth Portfolio
Voya Strategic Allocation Moderate
Portfolio
VOYA VARIABLE FUNDS
Voya Growth and Income Portfolio
VOYA VARIABLE INSURANCE
TRUST
VY® BrandywineGLOBAL – Bond
Portfolio
VOYA VARIABLE PORTFOLIOS, INC.
Voya Emerging Markets Index Portfolio
Voya Global High Dividend Low Volatility
Portfolio
Voya Index Plus LargeCap Portfolio
Voya Index Plus MidCap Portfolio
Voya Index Plus SmallCap Portfolio
Voya International Index Portfolio
Voya Russell™ Large Cap Growth Index
Portfolio
Voya Russell™ Large Cap Index Portfolio

2Under the terms of the Management Agreement between Voya Separate Portfolios Trust and Voya Investments, LLC, the Fund is subject to a bundled fee arrangement. Accordingly, the portion of Fees allocated to the Fund under the Allocation Agreement will be borne directly by Voya Investments, LLC as provided in the Management Agreement.

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RECOMMENDATION OF APPROVAL OF

INVESTMENT COMPANY BLANKET BOND

INSURANCE POLICY RENEWAL

PROPOSED RESOLUTION

RESOLVED, that the Nominating and Governance Committee (the “Committee”) recommends that the Boards of Directors/Trustees (the “Board”), including a majority of those Directors/Trustees who are not “interested persons” of the Voya funds (the “Funds”) as defined by the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Non-Interested Directors/Trustees”), determine that the Investment Company Blanket Bond insurance (the “17g-1 Bond”) written by Great American Insurance Company insuring for covered acts and omissions of their respective officers and Directors/Trustees and the officers and employees of Voya Investments, LLC and their affiliates (collectively, “Covered Persons”), in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission under Section 17(g) of the 1940 Act, is reasonable in form and amount;

FURTHER RESOLVED, that the Committee recommends to the Board that the Board, including a majority of the Non-Interested Directors/Trustees, approve the payment by each of the Funds of each of its pro-rata share of the premium for the 17g-1 Bond, as allocated among the Covered Persons in accordance with the Allocation Agreement; and

FURTHER RESOLVED, that the Committee recommends to the Board the approval of the 17g-1 Bond until March 31, 2024, as described in the memorandum contained in the Meeting materials.

\\iam.intranet\dept$\Funds\Legal Admin\Board\Meetings-Voya\2023\23-0316 Quarterly\Nominating & Gov Committee\0-Reso(s)\APPR Ins Coverage-BB Policy - Cmte.docx

March 20, 2023		Fidelity / Crime Division
Ms. Victoria Chin		28 Liberty Street, Ste 3610
New York, NY 10005
Crystal IBC LLC
www.CrimeInsurance.com
Financial Square, 32 Old Slip
2125134022
New York, NY 10005

Re:	Voya Family of Funds
Financial Institution - Investment Company Bond Binder & Invoice Letter

Dear Victoria,

Thank you for the order! Per your instructions, coverage is bound per the terms and conditions set forth below. Please consider this letter as our invoice.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED:	Voya Family of Funds
ADDRESS:	7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258
BOND NUMBER:	FS 314-79-82-12-00
EFFECTIVE DATES:	12:01 A.M. on March 31, 2023 to 12:01 A.M. on March 31, 2024
ISSUING COMPANY:	Great American Insurance Company
A.M. Best Rated "A+" (Superior) Class XV as of December 16, 2022
Standard & Poor’s Rated "A+" (Strong) as of March 8, 2022
Admitted in all 50 States & Canada
POLICY FORM:	Standard Great American Investment Company Bond (Ed. 11/16)
Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 40,000,000	$ 0

B - On Premises	$ 40,000,000	$ 25,000

C - In Transit	$ 40,000,000	$ 25,000

D - Forgery or Alteration	$ 40,000,000	$ 25,000

E - Securities	$ 40,000,000	$ 25,000

F - Counterfeit Currency	$ 40,000,000	$ 25,000

G - Stop Payment	$ 250,000	$ 5,000

H - Uncollectable Items of Deposit	$ 250,000	$ 5,000

I - Audit Expense	$ 250,000	$ 5,000

J - Telefacsimile Transmissions	$ 40,000,000	$ 25,000

www.CrimeInsurance.com	Page 1 of 3	www.GreatAmericanInsuranceGroup.com
INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
K - Unauthorized Signatures	$ 250,000	$ 5,000

L - Computer Systems	$ 40,000,000	$ 25,000

M - Automated Phone Systems	$ 40,000,000	$ 25,000

N - Fraudulent Transfer Instructions	$ 40,000,000	$ 25,000

TOTAL PREMIUM:	$88,870
COMMISSION PAYABLE:	16%	(Commission Payable on Total Premium)
NET PREMIUM DUE:	$74,650.80	(Due Within 45 Days of the Effective Date)

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover

2	SDM683	Important Notice Fidelity Crime Division Claims

3	FI7510	Investment Company Bond Dec Page

4	FI7511	Investment Company Bond Insuring Agreements

5	FI8801	Forms and Riders Schedule

6	SRF9808	Rider - Joint Insured List

7	SRF9808	Rider - Extended Computer Systems Rider

8	SRF9808	Rider - Newly Created Investment Companies

9	SRF9808	Rider - Loss Reporting Threshold

10	SRF9808	Rider - Counterfeit Currency Revision

11	SRF9808	Rider - Amended Definition of Employee

12	SRF9808	Rider - Amended Section 13 - Termination

13	SRF9808	Rider - Amended Fidelity

14	SRF9808	Rider - Amended Section 4, Loss-Notice-Proof-Legal Proceedings

15	SRF9808	Rider - Automated Phone System - full limits

16	FI7506	Insuring Agreement (L) Computer Systems

17	FI7516	Insuring Agreement (N) Fraudulent Transfer Instructions

18	FI7345	Confidential Information And Data Breach Clarifying Rider

19	IL7324	Global Sanction Endorsement

20	FI7341	In-Witness Clause

SUBJECTIVITIES:

This binder is subject to our receipt, review and acceptance of the following information.

www.CrimeInsurance.com	Page 2 of 3	www.GreatAmericanInsuranceGroup.com

PRIOR TO BINDING:

1.Require copy of the most recent financials

PAYMENT OF PREMIUM:

ALL PAYMENTS MUST BE SENT TO GREAT AMERICAN INSURANCE GROUP.

If you are using first class mail:

Great American Insurance Group

3561 Solutions Center

Chicago, IL 60677-3005

If you are using overnight mail:

PNC Bank c/o Great American Insurance Group Lockbox Number 773561

350 East Devon Avenue Itasca, IL 60143

Thank you again for the order. Please feel free to contact me with any questions or concerns.

Best Regards,

Matt Brown Director 2125134022 mbrown11@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the binder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.

www.CrimeInsurance.com	Page 3 of 3	www.GreatAmericanInsuranceGroup.com

Alliant Insurance Services, Inc. 7787

PO Box 21874

New York, NY 10087-1874

Phone: (415) 946-7500	Fax:

Voya Family of Funds

Invoice #	2249806	Page 1 of 1

ACCOUNT NUMBER		DATE
VOYAINV-03		3/21/2023

BALANCE DUE ON		AGENCY CODE
4/20/2023		855

AMOUNT PAID		AMOUNT DUE
		$88,870.00

Pay your Invoice via ACH using AlliantPay:

7337 E. Doubletree Ranch Road Suite 100	https://billpay.alliant.com
Scottsdale, AZ 85258

Insured Payment Information Only
Client:	Voya Investment Management			Policy:	Investment Company Bond
Policy Number:	FS314-79-82-12-00			Effective:	3/31/2023	to	3/31/2024
Insurance Carrier:	Great American Insurance Company

Item #	Trans Eff Date	Due Date	Trans	Description			Amount.
9340936	3/31/2023	4/20/2023	RENB	Renewal Business Premium			$88,870.00
				Total Invoice Balance:			$88,870.00

PLEASE MAIL A COPY OF THIS INVOICE WITH PAYMENT AND/OR INCLUDE CLIENT LOOKUP CODE/INV#/POLICY# ACH/Wire Reference: Include your ten-digit Client Account Number and Invoice Number (both can be found in the top right of this invoice). E-mail remittances to AccountsReceivable@alliant.com

REMITTANCE ADDRESS

Alliant Insurance Services, Inc. 7787

PO Box 21874

New York, NY 10087-1874

OVERNIGHT/COURIER ADDRESS

JPMorgan Chase – Lockbox Processing

Attn: Alliant Insurance Services, Inc. 7787/Lockbox 21874 4 Chase Metrotech Center

7th Floor East Brooklyn, NY 11245

For ACH or Wire Transfer, please use the following information:

Alliant Insurance Services, Inc.

Routing Number (ACH Payment):322271627

Account Number:352137787

Routing Number (Wire Payment):021000021

SWIFT Code:CHASUS33

ACH/Wire Reference: Include your ten-digit Client Account Number and Invoice Number (both can be found in the top right of this invoice).

E-mail remittances to AccountsReceivable@alliant.com.

Pay your Invoice via ACH using AlliantPay https://billpay.alliant.com

IMPORTANT NOTICE: The Nonadmitted & Reinsurance reform act (NRRA) went into effect July 21, 2011. Accordingly, surplus lines tax rates and regulations are subject to change which could result in an increase or decrease of the total surplus lines taxes and/or fees owed on this placement. If a change is required, we will promptly notify you. Any additional taxes and/or fees due must be promptly remitted to Alliant Insurance Services, Inc.

IMPORTANT NOTICE: The Foreign Account Tax Compliance Act (FATCA) requires the notification of certain financial accounts to the United States Internal Revenue Service. Alliant does not provide tax advice. Please contact your tax consultant for your obligations regarding FATCA.

Alliant embraces a policy of transparency with respect to its compensation from insurance transactions. Details on our compensation policy, including the types of income Alliant may earn on a placement, are available at www.alliant.com. For a copy of our policy or for inquiries regarding compensation issues pertaining to your account contact: Alliant Insurance Services, Inc., Attn: General Counsel, 701 B St., 6th Floor, San Diego, CA 92101.